OMB APPROVAL
OMB Number:	3235-0080
Expires:	March 31, 2021
Estimated average burden
hours per response	1.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-10476

Hugoton Royalty Trust

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

c/o Simmons Bank, P.O. Box 470727 Fort Worth, Texas 76147; (855) 588-7839

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Units of Beneficial Interest

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hugoton Royalty Trust (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

	By:	Simmons Bank, Trustee
August 23, 2018	By	/s/ Ron E. Hooper	Senior Vice President
Date		Name: Ron E. Hooper	Title

By:	Exxon Mobil Corporation	Vice President Upstream Business Services
By	/s/ David Levy
	Name: David Levy	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.